# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Texxon Holding Ltd, CIK 0002014337
CUSIP: G8772G106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 709, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002109885

## Reporting persons
- EXCP HJ Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 2,686,197; shared voting power 0; sole dispositive power 2,686,197; shared dispositive power 0; aggregate amount beneficially owned 2,686,197 (12.11% of the class)
  Comment: The 2,686,197 ordinary shares referred to in Rows 5, 7 and 9 represent ordinary shares, par value $0.0001 per share (the "Ordinary Share"), of Texxon Holding Limited (the "Issuer"). EXCP HJ Holding Limited is the record holder of the Ordinary Shares reported herein. Jian Huang, the Chief Technology Officer of the Issuer, exercises voting and dispositive power over the securities held by EXCP HJ Holding Limited. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
- Jian Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 2,686,197; shared voting power 0; sole dispositive power 2,686,197; shared dispositive power 0; aggregate amount beneficially owned 2,686,197 (12.11% of the class)
  Comment: The 2,686,197 Ordinary Shares referred to in Rows 5, 7 and 9 represent Ordinary Shares of the Issuer. EXCP HJ Holding Limited is the record holder of the Ordinary Shares reported herein. Jian Huang, the Chief Technology Officer of the Issuer, exercises voting and dispositive power over the securities held by EXCP HJ Holding Limited. The percentage in Row 11 is based on 22,185,000 Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.

## Item 1. Issuer
Name of issuer: Texxon Holding Ltd
Address of issuer's principal executive offices: 709, Block A, 1799 Wuzhong Road, Minhang District, Shanghai, China 200335

## Item 2. Person Filing
Name of person filing: EXCP HJ Holding Limited and Jian Huang (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands
Citizenship: EXCP HJ Holding Limited is a company formed in the British Virgin Islands. Jian Huang is a citizen of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2025, the Reporting Persons may be deemed to beneficially own 2,686,197 Ordinary Shares. Jian Huang, Chief Technology Officer of the Issuer, is the Director of EXCP HJ Holding Limited and has voting and investment discretion with respect to the securities held of record by EXCP HJ Holding Limited.
Percent of class: The 2,686,197 Ordinary Shares owned by the Reporting Persons constitute 12.11% of the total number of Ordinary Shares issued and outstanding as of November 18, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended June 30, 2025 filed with the Securities and Exchange Commission on November 18, 2025.
Sole power to vote or to direct the vote: EXCP HJ Holding Limited: 2,686,197 Jian Huang: 2,686,197
Shared power to vote or to direct the vote: EXCP HJ Holding Limited: 0 Jian Huang: 0
Sole power to dispose or to direct the disposition: EXCP HJ Holding Limited: 2,686,197 Jian Huang: 2,686,197
Shared power to dispose or to direct the disposition: EXCP HJ Holding Limited: 0 Jian Huang: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- EXCP HJ Holding Limited: /s/ Jian Huang, Jian Huang/Director (02/10/2026)
- Jian Huang: /s/ Jian Huang, Individual (02/10/2026)